UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

NOTICE OF MATERIAL EVENT

On March 14, 2018, Compañía Cervecerías Unidas S.A. (“CCU”) reported as a material event (the “Material Event” or “Essential Event”) that Compañía Cervecerías Unidas Argentina S.A. (hereinafter and together with any of its subsidiaries, “CCU-A”) (a company incorporated under the laws of the Argentine Republic and a subsidiary of CCU) had been notified of the resolution of the Secretario de Comercio del Ministerio de Producción de la Argentina (“SECOM”), which, based on the favorable opinion of the Comisión Nacional de Defensa de la Competencia (“CNDC”), approved the Transaction (as  defined below)(the “Resolution”). The Resolution established that the Parties must submit to the CNDC, for review and approval, drafts of contracts that contained all of the terms and conditions of the Transaction (the “Contracts”).

The fact that the Transaction was agreed was informed by CCU as a material event on September 6, 2017.

On March 16, 2018, the Parties submitted the drafts of the Contracts to the CNDC. On April 27, 2018, CCU-A was notified of the CNDC’s resolution that approved the Contracts.

We hereby inform that today, the Parties, and their respective subsidiaries, have executed the Contracts and, therefore, the Transaction has been executed.

For these purposes, the Transaction will be understood to be the agreement contained in the offer letter sent by Anheuser-Busch InBev S.A./N.V. (“ABI”), accepted on September 6, 2017 by CCU-A (CCU-A together with ABI, the “Parties”) and in the Contracts approved by the CNDC, in virtue of which and among other issues, effective as of May 2, 2018:

a)

the “Budweiser”license agreement in Argentina executed on March 26, 2008 between CCU-A and Anheuser-Busch, Incorporated (currently Anheuser-Busch LLC, a subsidiary of ABI), , which is subject to the laws of the State of New York, United States of America,  was early  terminated;

b)

ABI transferred to CCU-A (i) the ownership of the Isenbeck and Diosa brands and certain assets related to said brands (not including the production plant owned by Cervecería Argentina S.A. Isenbeck, nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of said entity); and (ii) ownership of the following registered trademarks in Argentina: Norte, Iguana and Baltica; and

c)	CCU-A was granted the licenses of the Warsteiner and Grolsch brands for the Argentine territory (these brands, together with Isenbeck, Diosa, Norte, Iguana and Báltica, the “Brands”).

As a result of the foregoing, CCU-A (i) received on this date a payment from ABI for USD 306,000,000 (three hundred and six million United States Dollars); (ii) received on this date a payment from ABI for USD 10,000,000 (ten million United States Dollars) for the production of Budweiser; and (iii) will receive from ABI payments of up to USD 28,000,000 (twenty eight million United States Dollars) per year, in a period of up to three years, depending on the volume and the timing of the transition to CCU-A of the production and/or commercialization of the Brands (all of the prior amounts are pre-tax).

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay, Peru and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer industry and in Peru, in the pisco industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., Anheuser-Busch Incorporated , PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 2, 2018